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                                                                  Exhibit (a)(9)


                CHASE EXTENDS TENDER OFFER FOR HAMBRECHT & QUIST
                               GROUP COMMON STOCK


NEW YORK, November 2, 1999--The Chase Manhattan Corporation (NYSE:CMB) today announced that Bridge Acquisition Corporation, its wholly-owned subsidiary, has extended the period during which its tender offer for shares of Hambrecht & Quist Group (NYSE:HQ) common stock will remain open to 12:00 midnight, EST, on Friday, November 19, 1999.

As of the close of business on November 1, 1999, approximately 13.3 million shares of Hambrecht & Quist Group common stock, representing approximately 44.5% of the total outstanding on a fully-diluted basis, had been validly tendered in connection with the tender offer.

The Chase Manhattan Corporation, with more than $357 billion in assets, is one of the world's premier financial services institutions, with operations in 48 countries around the globe. Chase has top-tier ranking in all areas of investment banking, private banking, trading, and global markets activities as well as information and transaction processing. Chase is a leading provider of financial solutions to large corporations, government entities, middle market, small businesses, and individuals, and has relationships with more than 32 million consumers across the United States. Chase can be reached on the Web at www.chase.com.

CONTACT: The Chase Manhattan Corporation

INVESTOR CONTACT:

John Borden
(212) 270-7318

OR MEDIA CONTACT:

James Finn
(212) 270-7438

John Meyers
(212) 270-7454